FILED BY US AIRWAYS GROUP, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

To All Employees ... Please Post ... Special Bulletin

DAY 1 CELEBRATIONS PLANNED SYSTEMWIDE
Station Decorating Contests, Heritage Pin Distribution and Cookouts Scheduled

Day 1 is almost here. Next Tuesday, Sept. 27, marks the first day that America West and US Airways will operate as a merged company.

As employees already know, Day 1 may very well pose challenges as employees and passengers navigate changes brought on by the combined company. In some cities, that will mean checking in AWA passengers and US Airways passengers. In reservations, it will mean answering calls from both sets of customers. Up in the air, it means fielding merger-related questions from curious passengers. And in all areas, it means wondering what the future holds for us personally as we contemplate how our jobs are affected.

All of the answers won't be available on Day 1 (we sound like a broken record, but it's the truth). As we work through the challenges together, Day 1 will be met with some rewards. After all, there's no reason why we all can't have a little fun on the big day.

In work locations throughout the country, Day 1 celebrations will include:

**Ticket Counter Decorating Contest**
Station employees are invited to show their unique styles by giving their ticket counter some creative Day 1 decor. The theme? Merger Mania, of course! Think famous mergers of the past (could be between two people, two companies, or even something like the Brady Bunch when Mr. Brady merged his family with Mrs. Brady's -- ok, we admit, we're not very creative and we know you can come up with much better ideas than that!). Have fun; be creative -- Just keep in mind standards of good taste and functionality. In other words, keep it family friendly.

Stations are asked to send photos for entry into a contest for an incredible prize: an "Extreme Makeover" of that station's break room. Think new furniture, refrigerator, microwave...the works.

We'll award six Extreme Makeovers in all, in the following categories:
--One for hubs and secondary hubs (CLT, LAS, PHL, PHX, PIT)
--One Shuttle station (BOS, DCA, LGA)
--All other stations; four Extreme Makeovers will be given in this category

Counters should be decorated on Tuesday, Sept. 27, and photos sent to Compass@americawest.com no later than noon (Eastern time) on Wednesday, Sept. 28, for judging.

**Hub Barbecues and Station Celebrations**
Join us for barbecues in all five Hub cities (CLT, LAS, PHL, PHX, PIT) and local events at headquarters and in other cities (check with your station manager for details). Details, such as times and specific locations, will be forthcoming through awaCompass and theHub. Flight crews are invited to join the BBQ fun between flights and other large work areas (maintenance, reservations, and support areas) will also plan their own celebrations.

**Heritage Logo Pins**
Finally, on Day 1, every employee will receive a Heritage logo lapel pin. The pins represent the combined airline's history and are meant to remind us of our collective pasts as we work together towards our promising future. Station managers and department heads will have the pins for distribution.

Look for more details as Day 1 nears and plans are solidified for times and locations of the Day 1 barbecues. Also, get those creative minds working for your ticket counter, and check awaCompass and theHub on Sept. 27, as photos will be uploaded throughout the day. Winners will be announced on Monday, Oct. 3.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group has filed a Registration Statement on Form S-4 (Registration No. 333-126162), which includes a proxy statement of America West Holdings, and other documents with the Securities and Exchange Commission. The proxy statement/prospectus will be mailed to stockholders of America West Holdings after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement as well as other filed documents containing information about US Airways Group and America West Holdings at http://www.sec.gov, the SEC's website. Free copies of America West Holdings' SEC filings are also available on America West Holdings' website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group's SEC filings are also available on US Airways Group's website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION
America West Holdings, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West Holdings' stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West Holdings is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.